1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com william j. tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

February 22, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Marilyn Mann

Re:	Garrison Capital Inc.
File Number 812-14097

Ladies and Gentlemen:

Garrison Capital Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) its first amended and restated application for an order pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder to permit certain joint transactions otherwise prohibited by Section 57(a)(4) of the 1940 Act (the “Application”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission pursuant to a telephone conversation with Mary Kay Frech and Marilyn Mann of the Staff and David J. Harris, William J. Tuttle and Anne M. Laughlin on December 20, 2012. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. We will also provide to you under separate cover courtesy copies of the Application, as filed and marked to show the changes from the initial filing of the Application. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Application.

1.	Please revise the definition of “Company” to refer only to Garrison Capital Inc. and not its consolidated subsidiaries and add any applicable subsidiaries as applicants under the Application.

Response:

As requested, the Company has revised the definition of “Company” to refer only to Garrison Capital Inc. and not its consolidated subsidiaries. In addition, the Company has added Garrison Funding 2012-1 LLC, a wholly-owned indirect subsidiary of the Company (“GF 2012-1”), as an applicant under the Application. As noted in the Application, as of December 31, 2012, GF 2012-1 held investments in 45 of the 49 portfolio companies in which the Company and its consolidated subsidiaries were invested.

Marilyn Mann February 22, 2013 Page 2

2.	Please (a) streamline or eliminate the definitions of “Future Co-Investment Affiliate” and “Co-Investment Program,” (b) introduce the definition “Objectives and Strategies” earlier in the Application, (c) introduce “Potential Co-Investment Transaction” and “Eligible Directors” as defined terms in the Application and (d) expand the definition of “Follow-On Investment” to include the acquisition of securities through the exercise of warrants, conversion privileges, and other rights to purchase securities of a portfolio company.

Response:

As requested, the Company has (a) eliminated the definitions of “Future Co-Investment Transaction Affiliate” and “Co-Investment Program,” (b) introduced the definition “Objectives and Strategies” earlier in the Application, (c) introduced “Potential Co-Investment Transaction” and “Eligible Directors” as defined terms in the Application and (d) expanded the definition of “Follow-On Investment” to include the acquisition of securities through the exercise of warrants, conversion privileges, and other rights to purchase securities of a portfolio company.

3.	Please delete the word “currently” from the first sentence of the second paragraph on page 3 of the Application.

Response:

As requested, the Company has deleted the word “currently” when describing the Company Adviser’s role as investment adviser to the Company.

4.	Please delete the parenthetical from condition 2(c)(iii) and delete the word “improperly” from condition 2(c)(iv).

Response:

As requested, the Company has deleted the parenthetical from condition 2(c)(iii) and the word “improperly” from condition 2(c)(iv).

5.	Please confirm to us, if true, that no Co-Investment Affiliate owns any interest in any of the Company’s portfolio companies.

Response:

The Company confirms that no Co-Investment Affiliate other than Garrison Middle Market Funding LP and Garrison Middle Market Funding A LP has any interest in any of the Company’s portfolio companies. Each of Garrison Middle Market Funding LP and Garrison Middle Market Funding A LP has co-invested with the Company in the debt securities of Apple & Eve, LLC, Global Traffic Technologies, LLC, Holley Performance Products, Inc. and Plan Member Financial Corporation.

Marilyn Mann February 22, 2013 Page 3

6.	Please provide us supplementally with information on the ownership of the equity interests in the Company and the Company Adviser.

Response:

Information on the ownership of the Company and the Company Adviser is included in Exhibit A. This information is being furnished to the Staff on a confidential and supplemental basis only. On behalf of the Company, we request that this information be destroyed following completion of the Staff’s review.

Through indirect interests in the various funds that directly hold shares of the Company, Messrs. Stuart and Tansey have indirect pecuniary interests in the Company of 0.75% and 0.19%, respectively. In addition, Messrs. Stuart and Tansey are the control persons of Garrison Capital Advisers MM LLC, the managing member of the Company Adviser.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by facsimile at 202.261.3333) or David J. Harris at 202.261.3385 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

Cc:          Brian Chase, Garrison Investment Group LP